7/16

02042646

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Nizhegorodsvyazinform

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4642   FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE : 7/16/02

7K83-2(b)
82-4642

02 JUL 16 AM 12:38

AR/S
12-31-01

Statement of independent Auditor company for executive authority about accounting statements of PJSC «Nizhegorodsvyazinform» of the year, ending on December 31, 2001

1. We have audited the attached financial statements of PJSC «Nizhegorodsviazinform» for year ending on December 31, 2001 . The present statements were prepared by the executives of PJSC «Nizhegorodsvyazinform» in conformity with Federal Law № 129-FZ of November 21, 1996 «About Accounting » and «Regulation for bookkeeping and accounting in Russian Federation», confirmed by the Ordinance of Finance Ministry of Russian Federation № 34n of July 29, 1998. The accounting statements prepared in conformity with the named Federal Law № 129-FZ of November 21, 1996«About Accounting » and «Regulation for bookkeeping and accounting in Russian Federation», confirmed by the Ordinance of Finance Ministry of Russian Federation № 34n of July 29, 1998 differ essentially from accounting according to international accounting standards.

2. The executive authority of PJSC «Nizhegorodsvyazinform» is responsible for preparation of the present accounting statement. It is our obligation to express an independent opinion as to the consistency of the present accounting statements in all relevant aspects on the basis of the audit we have conducted.

3. The audit of accounting statements of PJSC «Nizhegorodsvyazinform» for report periods till 2001 was conducted by another Auditor company, whose opinion about the consistency of accounting statements of PJSC «Nizhegorodsvyazinform» for year ending on December 31, 2001, was expressed in the positive audit statement of March 29, 2001. The work made by us did not include examination of accounting statements of PJSC «Nizhegorodsvyazinform» for periods prior to the year ending on December 31, 2001.

4. We conducted the audit in compliance with Federal Law № 119-FZ of August 7, 2001 «About auditing» and Rules (Standards) of auditing, approved by Audit Committee at the office of the President of Russian Federation. The Audit was planned and conducted in order to obtain sufficient certainty that accounting statements were prepared in all relevant aspects in conformity with Federal Law №129-FZ of November 21, 1996 «About accounting norms» and «Rules for bookkeeping and accounting in Russian Federation» confirmed by Ordinance of Finance Ministry of Russian Federation № 34n of July 29, 1998. The audit included sample examination and verification of primary documents, figures and explanations contained in the accounting statements. In our opinion, the audit gives sufficient evidence in order to give reasonable assurance that the financial statements are adequate.

5. As of December 31, 2001 the Company did not form a reserve for doubtful debts which is regulated by requirements of PBU 8/98 «Conditional facts of economic activity ».

Auditor Guzeyev Dmitriy Vasilievich

6. In our opinion, when disregarding any adjustments, which could be acknowledged as necessary at possibility of obtaining sufficient confirmations of the circumstance named in previous Paragraph of the present Statement, accounting statements attached to the present Statement are adequate, i.e. prepared in such a way as to insure in all essential aspects adequate representation of assets and liabilities of PJSC «Nizhegorodsvyazinform» as of December 31, 2001 and financial results of its operation in year ending on December 31, 2001, in conformity with Federal Law №129-FZ of November 21, 1996 «About accounting norms» and «Rules for bookkeeping and accounting in Russian Federation» confirmed by Ordinance of Finance Ministry of Russian Federation № 34n of July 29, 1998.

7. The Shareholder Meeting on November 9, 2001 approved the decision about reorganization of PJSC «Nizhegorodsvyazinform» in form of Take-Over of several subsidiary companies of PJSC «Svyazinvest» situated in Volga-Vyatka Region.

Partner Balashov Vadim Aleksandrovich

Auditor Guzeyev Dmitriy Vasilievich

April 29, 2002

BALANCE SHEET

02 JUL 15

			CODES
		Form № 01 OKUD	0710001
of	**December 31, 2001**	Date (year, month, day)	2002 03 25
Organization	**PJSC "Nizhegorodsvyazinform"**	OKPO	**01142788**
Taxpayer ID	**5260901817**	Tax Payer ID	5260901817
Type of activity		OKDP	52300
Legal form of organization /form of ownership		OKOPF/OKFS	**47 16**
Measurment unit:	**Thousand Rubles**	OKEI	**384**

Address:

Date of approval	
Date of sending (accepting)	

ASSETS	Code of line	Beginning of Report Period	End of Report Period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangibles (04,05)	110	1501	1829
including:			
patents, licenses, trade marks (service marks), other analogous rights and assets	111	1074	1829
Organization expenses	112		
The Company's standing	113		
Fixed assets (01,02,03)	120	2202282	2360312
including:			
Land and nature objects	121	86	86
property, plant and equipment	122	1661715	2139114
Outstanding construction works (07,08,16,61)	130	139611	200980
equipment(03),	135		
including:			
Property for leasing	136		
Assets conveyed on basis of Hiring Agreement	137		
Long-term financial investments (06,82)	**140**	26103	26319
including:			
investment in affiliates	141	4	4
investment in affiliates	142	12762	12762
investment in dependent companies	143	12837	13225
investment in organizations for the term over 12 months	144	500	328
other long-term financial investments	145		
Other non-circulating assets	150		
Part I Total	**190**	2369497	2589440

ASSETS	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
II CIRCULATING ASSETS Inventories	**210**	88677	90451
including: Raw materials, supplies and other similar values (10, 12, 13, 16)	211	66909	78830
livestock for rearing and fattening (11)	212		
expenses in work in progress (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	26	
Finished commodity and goods for resale (16, 40, 41)	214	15165	5164
goods shipped (45)	215	1676	
deferred expenses (31)	216	4901	6457
Other inventories and expenses	217		
VAT for acquired valuables (19)	220	11102	43212
Accounts receivable (payments in over 12 months after report date)	**230**		
including: Buyers and customers (62, 76,82)	231		
bills receivable (62)	232		
debt of affiliates and subsidiaries (78)	233		
advances paid out (61)	234		
other debtors	235		
Accounts receivable (payments within 12 months after report date)	**240**	363179	338654
including: buyers and customers (62, 76, 82)	241	274585	257503
bills receivable (62)	242	194	82
debt of affiliates and subsidiaries (78)	243		
debt of participants (founders) in contributions to charter capital (75)	244		
advances paid out (61)	245	12884	17857
other debtors	246	75516	63212
Short-term financial investments (56, 58, 82),	**250**	169	94
including: loans for the term of less than 12 months	251		
own shares redeemed from shareholders	252	169	94
other short-term financial investments	253		
Monetary resources,	**260**	19441	18623
including: Cash (50)	261	1577	2087
settlement accounts (51)	262	16447	15622
foreign exchange accounts (52)	263		
other monetary funds (55, 56, 57)	264	1417	914
Other circulating assets	270		
Part II Total	**290**	482568	491034
BALANCE (sum of lines 190+290)	**300**	2852065	3080474

LIABILITIES	Code of line	Beginning of report period	End of report period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
Additional capital (87)	420	1283973	951268
Reserve capital (86)	**430**	58798	58798
including:			
reserve funds, formed according to laws and regulations	431	58798	58798
reserves, formed according to articles of association	432		
Social Security Fund (88)	440	34669	313
Retained profit of past years (88)	460	330695	693257
Uncovered past years losses (88)	465		
Report year retained profit (88)	470	X	280678
Uncovered report year losses (88)	475	X	
Part III Total	**490**	2291523	2567702
IV. LONG-TERM LIABILITIES			
Loans and credits (borrowed funds) (92, 95),	**510**	56970	6406
including:			
bank credits to be settled in over 12 months after report date	511		
borrowings to be settled in over 12 months after report date	512	56970	6406
Other long-term liabilities	520	183149	
Part IV Total	**590**	240119	6406
V. SHORT-TERM LIABILITIES			
Borrowed funds and credits (90,94),	**610**		146321
including:			
bank credits to be settled within 12 months after report date	611		1663
borrowings to be settled within 12 months after report date	612		144658
Accounts payable,	**620**	215332	307161
including:			
suppliers and contractors (60, 76)	621	60106	94526
notes payable (60)	622		
debt to affiliates and subsidiaries (78)	623		
wages arrears (70)	624	8475	11874
debt to State Off-budget Funds (69)	625	8069	9331
debt to budget (68)	626	44312	34627
advance payments received (64)	627	16436	23394
other creditors	628	77934	133409
Debt to participants (founders) in profit payments (75)	630	71573	6146
Deferred revenues (83)	640	21808	46738
Reserves for deferred expenses (89)	650	11710	
Other short-term liabilities	660		
Part V Total	**690**	320423	506366
BALANCE (sum of lines 490+590+690)	**700**	2852065	3080474

VALUABLES CERTIFICATE FOR EXTRA-BALANCE ACCOUNTS

Index name	Code of line	Beginning of report period	End of report period
1	2	3	4
Leasehold fixed assets (001)	910	5494	5494
including leasing	911	2578	5494
Inventory holdings received in custody (002)	920	62	
Commodities received on commission (004)	930		69
Accounts receivable of insolvent debtors written-off as a loss (007)	940	32074	35663
Cover funds for liabilities and payments received (008)	950		
Cover funds for liabilities and payments given (009)	960		251785
Housing facilities depreciation (014)	970	731	1155
Depreciation of land improvement objects and other similar objects (015)	980		
Registered high-security forms (006)	990	5117	4496

Manager ____________ ________________
(signature) (name in block letters)

Chief accountant ______________
(signature) (name in block letters)

(qualification certificate of professional accountant of " _____"
______________ № ____)

"____"_____________

1283-2(b)

02 JUL 15

PROFIT AND LOSS REPORT

			CODES
		FORM № 02 (OKUD)	0710002
for	2001	Date year, month, day)	2002 03 25
Organization	PJSC "Nizhegorodsvyazinform"	OKPO	01142788
Taxpayer ID	5260901817	TAXPAYER ID	5260901817
Sector (Activity Type):		OKPD	52300
Organizational and legal form		OKOPF/OKFS	47 16
Measurement unit:	Thousand Rubles	OKEI	384
		Date of approval	
		Date of submission (acceptance)	

Index name	Code of line	Report period	Analogous period of prior year
1	2	3	4
I. Regular Operation Profit and losses			
proceeds (net) of sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	1705995	1401431
Including: of sales of telecom services	011	1650718	1319264
Costs of commodities, products, works, services sold	020	(1105969)	(943442)
Including: telecom services sold	021	1069617	867594
Gross profit	**029**	600026	457989
Commercial expenses	030	(12134)	(8962)
Management expenses	040		
Profit (Loss) from sales (lines 010-020-030-040)	**050**	587892	449027
II. Operation income and expenses			
Interest receivable	060	341	404
Interest payable	070	(8253)	
Income from participation in other ventures	080	6644	3011
Other operation income	090	24511	15579
Other operation expenses	100	(39377)	(47787)
III. Non-Sales Income and Expenses			
non-sales income	120	58139	60250
non-sales expenses	130	(138799)	(68309)
Profit (loss) before taxes (стр.050+060-070+080+090-100+120-130)	**140**	491098	412175
Income tax and other similar mandatory payments	150	(210420)	(109845)
Profit (loss) from regular operation	**160**	280678	302330
IV. Extraordinary income and expenses Extraordinary income	170		
Extraordinary expenses	180		
Net profit (retained profit (loss) of report period) (lines 160+170-180)	**190**	280678	302330

Index name	Code of line	Report period	Analogous period of prior year
1	2	3	4
FOR REFERENCE ONLY: **Dividends per share:*** **Type A Preferred**	**201**	0,00095000	0,00104000
common	**202**	0,00285000	0,00311000
		3	
Estimate of dividends per share for the next year:* Type A preferred	**203**	0,00055000	
common	**204**	0,00165000	
		3	4
Dividends per one share:* Type B preferred	**205**		
		3	
Estimate of dividends per one shae for the next report year:* Type B preferred	**206**		

*is completed in annual accounting statements

Explanation of single profits and losses

Index name	code of line	Report period		Analogous period of prior year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment	210	3724	(144)	2428	(248)
Past years profit (loss)	220	1570	(3240)	1645	(1550)
Payment of damages, caused by default of an obligation or its undue fulfillment	230	130	(29)	408	
Exchange rate margins in foreign currency operations	240	16278	(14243)	33676	(27537)
Inventory depreciation by the end of report period	250	X		X	
Debt amortization for overdue accounts payable and receivable with expired limitation period	260	2828	(5254)	6057	(13892)

Principal ____________ ________________
(signature) (name in block letters)

Chief accountant ________ ______________
(signature) (name in block letters)

"___" ____________

7283-2(b)

02 JUL 15 AM 12:32

CAPITAL MOVEMENT REPORT

for	2001	Form № 03 OKUD	0710003
		Date (year, month, day)	2002 03 25
Organization	PJSC "Nizhegorodsvyazinform"	OKPO	**01142788**
Taxpayer ID	**5260901817**	INN	5260901817
Activity sector		OKDP	52300
Legal form/property form		OKOP/	**47 16**
Mesurement unit	**Thousand Rubles**	OKEI	**384**

Index name	Code of line	Balance at the beginning of report year	Report year receipts	Report year Expenses	Balance at the end of report year
1	2	3	4	5	6
I. CAPITAL **Charter Capital**	010	583388			583388
Capital gains	020	1283973	1191	(333896)	951268
Property value growth at reassesment	021	1021337	1156	(283025)	739468
Reserve funds	030	58798			58798
Resrves formed according to Articles of Association	040				
Undistributed profit of prior years - total	050	330695	442562	(80000)	693257
including: capital investment financing source for industrial purposes	051	80000	80000	(80000)	80000
Uncovered loss of prior year	052				
Undistributed profit (uncovered loss) of report period - total	055		280678		280678
Social funds	060	34669		(34356)	313
Part I total	**079**	2291523	724431	(448252)	2567702

II. Reserve for future expenses - total	**080**	11710	21156	(32866)	
including: for vacations	081				
for repairs of assets	082				
for insurance	083				
for rewards according to year results	084	11710	21156	(32866)	
other (explanation)	085				
Part II total	**089**	11710	21156	(32866)	
III. Estimate of reserves - total	**090**				
including: for doubtful debts	091				
provision for securities	092				
Part III total	**099**				

IV. Capital Movement <*>

Index name	Code of line	Report year	Prior year
1	2	3	4
Equity Size at the beginning of report period	100	2291523	1263352
Capital Gains - Total	110	280713	302356
including: on account of additional shares issue	111		
on account of assets reassessment	112		
on account of property increment	113		
on account of legal entity reorganization (merger, take-over)	114		
on account of revenues which are assigned to capital gains according to accountancy regulations	115		
Other	116	280713	302356
Capital Decrease Total	120	(4534)	(146165)
including: on account of reduction of share nominal value	121		
on account of reduction of shares number	122		
on account of legal entity reorganization (split, de-merger)	123		
on account of expenses which are assigned to capital reduction according to accountancy regulations	124		
Other	125	4534	146165
Capital at the End of Report Period	130	2567702	1419543

<*> Filled in and presented in accounting statements only by economic partnerships and societies.

Index name	Code of line	Opening balance	Report year receipts	Report year expenses	Balance at the end of report year
1	2	3	4	5	6
Target financing and earnings - Total	**140**	6	54920	(54921)	5
including: from Budget	141	6	54920	(54921)	5
from extrabudgetary funds	142				
legal entities	143				
physical persons	144				
other (explanation)	145				

Reference

index name	code of line	Balance at the beginning of report year	Balance at the end of report year
1	2	3	4
Net assets	150	2313156	2614341

		from Budget		Extrabudgetary funds	
		Report year	Prior year	Report year	Prior year
1	2	3	4	5	6
Received for: regular operation expenses – Total	**160**	35015	22595		
including: benefits for privileged categories	161	34958	22491		
Other (explanation)	162	57	104		
Capital investment in non-current assets	**170**	19905	17538		
including: objects construction	171		42		
Equipment acquisition	172	19905	17496		
Other (explanation)	173				
for emergency circumstances	180				

Principal ______________ ________________
(signature) (name in block letters)

Chief accountant __________ ________________
(signature) (name in block letters)

"___" ______________

1283 2(6)

CASH MOVEMENT REPORT

			CODES
		Form № 04 OKUD	0710004
for	2001	Date (year, month, day)	2002 03 25
Organization	PJSC "Nizhegorodsvyazinform"	OKPO	01142788
Taxpayer ID	5260901817	INN	5260901817
Activity sector		OKDP	52300
Legal form /property form		OKOPF/OKFS	47 16
Measurement unit	Thousand Rubles	OKEI	384

Index name	code of line	Total	including		
			current operation	investment activity	financial operations
1	2	3	4	5	6
1. Cash Balance at the beginning of the year	010	19441	X	X	X
2. Cash earnings - Total	**020**	2002621	1988093	14528	
including: proceeds of sale of commodities, products, work and services	030	1649805	1649805	X	X
proceeds of sales of fixed assets and other property	040	5023	5023		
Advance payments received from buyers (customers)	050			X	X
Budgetary allocations and other target financing	060	42960	35015	7945	
on a cost-free basis	070				
Received credits	080	20000	20000		
Received borrowings	085				
dividends, financial investment interest	090	6583	X	6583	
other revenues	110	278250	278250		
3. Allocated cash - Total	**120**	(2004353)	1492996	71671	
including: for payment of acquired commodities, payment of work, services	130	703405	667118	36287	
Salaries and wages	140	303167	X	X	X
contributions to non-budgetary State funds	150	136519	X	X	X
sums paid out on account	160	14617	14617		
advance payments	170	267	267		
shared construction works payment	180		X		X
payment of machines, equipment and transport facilities	190	18020		18020	X
financial investment	200		X		
payment of dividends, securities interest	210	17364	X	17364	
settlements of budgetary payments	220	299427	299427	X	

1	2	3	4	5	6
payment of interest and principal sum of received credits, borrowings	230	113022	113022		
other payments, transfers etc.	250	398545	398545		
4. Cash balance at the end of report period	**260**	17709	X	X	X
For reference: From line 020 received in cash (except line 100 data) - Total	270	856696			
including: settlements with legal entities	280	161608			
with physical persons	**290**	695088			
including: with application: of cash registers:	291	548689			
registered high-security forms	292	146399			
other	293				
Money in cash: paid from bank to the Company's Cashiers	295	50978			
paid from the Company's Cashiers to the bank	296	655991			

Principal ____________________

(signature) (name in block letters)

" " ____________________ г.

Chief accountant ____________________

(signature) (name in block letters)

" " ____________________

1285-2(b)

BALANCE SHEET SUPPLEMENT

			CODES
		Form № 05 OKUD	**0710005**
for	**2001**	Date (year, month, day)	2002 03 25
Organization	**PJSC "Nizhegorodsvyazinform"**	OKPO	**01142788**
Taxpayer ID	**5260901817**	INN	5260901817
Activity sector		OKDP	52300
Legal form /property form		OKOPF/OKFS	**47 16**
Measurement unit	**Thousand Rubles**	OKEI	**384**

1. DEBT MOVEMENTS

Index	Code OF LINE	Beginning of year balance	Received	Repaid	End of year balance
1	2	3	4	5	6
Long-term credits	110				
including: not repaid on term	111				
Long-term borrowings	120	56970	6406	(56970)	6406
including: not repaid on term	121				
Short-term credits	130		20000	(18337)	1663
including: not repaid on term	131				
Short-term borrowings	140		144658		144658
including: not repaid on term	141				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Index	Code of line	Beginning of year balance	Incurring of debt	Debt repayment	End of year balance
1	2	3	4	5	6
Accounts receivable: Short-term	210	363179	4606644	(4631169)	338654
including: not repaid on term	211	212773	1443939	(1486515)	170197
more than 3 months of rteport date	212	130287	703803	(737414)	96676
long-term	220				
including: not repaid on term	221				
more than 3 months of rteport date	222				
from line 220: debt to be repaid in more than 12 months after report date	223				

Index	Code of line	Beginning of year balance	Incurring of debt	Debt repayment	End of year balance
1	2	3	4	5	6
Accounts payable:: Short-term	230	215332	3882937	(3791108)	307161
including: not repaid on term	231	79445	779989	(712562)	146872
more than 3 months	232	40019	404699	(318727)	125991
long-term	240	183149	28153	(211302)	
including: not repaid on term	241				
more than 3 months	242				
from line 240: debt to be repaid in more than 12 months after report date	243				
Collaterals: received	250				
incl.: from a third person	251				
given	260		251785		251785
incl.: to a third person	261				

PART 2 REFERENCES

Index	Code of line	Beginning of year balance	Incurring of debt	Debt repayment	End of year balance
1	2	3	4	5	6
1) Movement of bills. Bills drawn	262				
including: overdue	263				
Bills received	264	194	19642	(19754)	82
including: overdue	265				
2) Accounts receivable for supplied products (work, services) at actual cost	266	1676		(1676)	

3) List of debtor-organizations, with the largest indebtedness

Наименование организации	Код строки	End of year balance	
		TOTAL	including:over 3 months
1	2	3	4
Budgetary organizations	270	23182	11639
Agriculture complex ventures	271	9376	6865
Internal Affairs Administration	272	19223	13281
Physical persons	273	89685	5204
Administration	274	9362	4819
Center for government	275	2091	1793
Industry	276	98917	25197
Defense Ministry Institutions	277	5513	2117
TV and Radio Companies	278	57	4

4) List of creditor-organizations, with the largest indebtedness

Наименование организации	Код строки	End of year balance	
		TOTAL	over 3 months
1	2	3	4
Settlements with PJSC "Rostelekom"	280	15546	
Settlements of equipment contracts	281	104794	104794
VAT payments (account 76)	282	40257	14396
Payments to non-budgetary funds (account 67)	283	18746	16203
Leasing Settlements	284	41310	41310

3. DEPRECIABLE ASSETS (PROPERTY)

Index	Code of line	Beginning of year balance	Received (commissioned)	retired	End of year balance
1	2	3	4	5	6
1. Intangible Assets Rights for Objects of intellectual (industrial) ownership	**310**	1548	1257	(558)	2247
including: rights resulting from copyright and other contracts concerning works of science, literature, art and objects of related rights, software, data base etc.	311	1512	1245	(550)	2207
from patents for invention, industrial samples, selection achievements, from certificates for models, trade marks and maintenance rights or licenses for their use	312	36	12	(8)	40
from "know-how" rights	313				
Usufruct rights for nature objects	320	1		(1)	
Expenses for reorganization	330				
Business standing of company	340				
Other	349	757		(582)	175
Total (sum of lines 310+320+330+340+349)	**350**	2306	1257	(1141)	2422

Index	Code of line	Balance at the beginning of report year	Received (commissioned)	Retired	End of report year balance
1	2	3	4	5	6
II. Fixed assets. Land lots and objects of nature	360	86			86
Buildings	361	715114	15489	(2905)	727698
constructions	362	272891	34690	(389)	307192
Machinery and equipment	363	2831631	264226	(22840)	3073017
Means of transport	364	72582	7515	(3192)	76905
Plant and equipment	365	7924	1101	(126)	8899
Workstock	366				
Productive cattle (livestock)	367				
Plantations	368				
Other fixed assets	369	1366	798	(499)	1665
Total (sum of lines 360-369)	**370**	3901594	323819	(29951)	4195462
including: production facilities	371	3891965	322195	(28566)	4185594
non-production facilities	372	9629	1624	(1385)	9868
IV. Low value items- total	373	62032	52047	(82420)	31659
including: in store	374	8718	25656	(27338)	7036
in service	375	53314	26391	(55082)	24623
III. EARNING INVESTMENT IN PHYSICAL CAPITAL Property for leasing	381				
Property used at hiring contract	382				
Other	383				
Total (sum of lines 381-383)	**385**				
Property conveyed in trust	386				

Part 3 Reference

Index	Code of line	Year beginning	Year end
1	2	3	4
From line 371, columns 3 and 6: for lease - Total	**387**	1125	1125
including: buildings	388	386	386
structures	389		
transport means	390		
other (explanation)	391	739	739
committed to conservation	392	913	
Depreciation and amortization: intangible assets	393	805	593
Fixed assets - **total**	**394**	1699312	1835150
including: buildings and structures	395	228151	240303
machinery, equipment, vehicles	396	1467922	1590914
other (explanation)	397	3239	3933
profitable investment in material valuables	398		
low value items	399	50585	24239
property conveyed in trust management	400		
For reference: results according to indexation in connection with re-assessment of fixed assets: initial (replacement) value	401	1686919	X
amortization	402	814939	X
Mortgaged property	403		251785
Value of depreciated property for which depreciation is not calculated - Total	404	601438	652208
including: intangible assets	405	3778	187
fixed assets	406	597660	652021
Changes of value of fixed assets as result of construction, equipment, reconstruction	407	X	
Acquisition price and sale price margin	408		
Value of mortgaged inventories	409		

4. MOVEMENTS OF FUNDS FOR LONG-TERM INVESTMENT AND FINANCIAL INVESTMENT

index name	code of line	Beginning of year balance	Received (formed)	Repaid	End of year balance
1	2	3	4	5	6
Company's own funds	**410**	80000	160631	(240631)	
including profit at the disposal of Company	411	80000		(80000)	
fixed assets depreciation	412		160296	(160296)	
other (explanation)	413		335	(335)	
Third-party financing – Total	**420**		74482	(74482)	
including: bank credits	421				
borrowed funds of other companies	422				
Shared construction works	423				
from budget	424		19905	(19905)	
from non-budgetary funds	425				
other (explanation)	426		54577	(54577)	
Own funds third-party financing Total (410 and 420)	**430**	80000	235113	(315113)	
For reference: Uncompleted construction	440	130241	356244	(316066)	170419
Investment in affiliated companies	450	4			4
Investment in controlled companies	460	12762			12762

5. FINANCE INVESTMENTS

Index name	Code of line	Long-term		Short-term	
		Beginning of report year	End of report year	Beginning of report year	End of report year
1	2	3	4	5	6
Stakes and shares of other Companies	510	25603	25991		
Bonds and other debt obligations	520				
Granted loans	530	500	328		
Other (explanation)	540				
For reference Market value of bonds and other securities	550				

6. REGULAR OPERATION EXPENSES

Index name	Code of line	Report year	Prior year
1	2	3	4
Material expenses	**610**	103170	95046
including: raw materials	611	48317	47803
fuel and energy	612	46894	40468
spare parts	613	7959	6775
Labor costs	620	346994	255332
Social funds deductions	630	124781	98986
Depreciation and amortization	640	159853	134625
Other expenses	650	383305	368415
including: taxes included in expenses	651	21952	39618
rental payment	652	11859	8682
Manpower training and retraining	653	1480	942
Expenditures Total	**660**	1118103	952404
Balance movement (gains [+], decrease [-]): work in progress:	670	(26)	(117)
expenditures of future periods	680	1556	3683
impending expenses reserve	690	(11710)	494

7. SOCIAL INDICES

Index name	Code of line	Calculated	Expended	Transferred to funds
1	2	3	4	5
Provision for State non-budgetary funds: Social Insurance funding	710	17428	(10035)	7780
Pension (Retirement) funds	720	115210	X	113866
Employment funds	730		X	331
Medical insurance funds	740	14836	X	14542
Funding of non-governmental pension funds	750	4458	X	4309
Insurance premiums of voluntary retirement insurance agreements	755			
Average number of employees on the payroll	760	8806		
Pecuniary disbursements and inducement funds not related to production, works, services	770	11837		
Revenues from shares and investment in Company's property	780	11826		

Principal ____________ ________________
(sinature) (name in block letters)

Chief accountant ________ ____________
(sinature) (name in block letters)

" " ____________